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DoggyChef

DoggyChef is an online fresh dog food delivery service dedicated to dog owners looking for a healthy, balanced diet for their dogs. Edit Profile

$500	**$1,800,000**	**Preferred Equity**
Minimum	Pre-Money valuation	Security Type

DoggyChef is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by DoggyChef without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

US Pet Food Market

$24.6B

US Households That Own A Dog

54.4M

- 5,000+ meals and treats delivered since soft launch (350%+ growth from Apr. 2016 to Feb. 2017)
- Monthly revenue increased 200%+ from April 2016 to February 2017
- Established partnerships with dog service providers and influencers including United Pups, Shelby Semel Dog Training, MetroPets, Rescue City and Social Tees, and Dog Threads
- Featured on FOX, ABC, NBC, and the New York Lifestyle Magazine
- The market for dog food alone is projected to reach $23 billion by 2021

- Round Size: US $750,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $1,800,000
- Target Minimum Raise Amount: US $100,000
- Offering Type: Side by Side Offering





Our meals are 100% human grade, cooked with love and care in NYC. Our ingredients are simple, fresh, and reviewed by a certified dog nutritionist to make sure our dogs

Imagine if you had to eat the exact same meal every day of your life. Beyond being excessively boring, wouldn't you question whether you're getting a nutritionally balanced diet?

DoggyChef was created out of a passion to see dogs live healthier lives and because the founders believe dogs deserve the freshest diet possible. They combined their love for dogs with their experience in food to reinvent dog food and create a convenient, sustainable way for people to feed their pups.

Millennials are humanizing their pets and incorporating many of their own dietary trends into their dog food purchases. DoggyChef fits that proposition perfectly by providing a tech-friendly, high quality alternative to mass produced dog food. Customers can choose a single meal, treats, or subscribe to a weekly plan for recurring deliveries once a week.

Our mission is to continuously produce healthy, freshly made, all natural, human grade dog food delivered to to our customers' doorsteps. DoggyChef aims to be the healthier choice among dog food products, forming a brand that is synonymous with first class quality.

What Our Dogs Are Saying*

"Luigi and Harold used to be so picky. DoggyChef weekly plan is the best! I have never come across a food that my dogs liked that much. And Harold's health has improved so much since we made the switch to DoggyChef."

– Luigi & Harold's mom

"We ran out of DoggyChef meals so I gave Jax regular food and he walked away from his bowl and refused to eat. I signed up for a weekly plan and now I get to see him enjoy his meals everyday!"

– Jax's mom

"I can definitely see a difference in Joey since we switched to DoggyChef. His energy is up and his coat is shinier."

– Joey's dad

"I have to say, out of every single dog food company we've tried - DoggyChef is by far the absolute best! My dog LOVED every single bite of all of the treats and the meals. I love that DoggyChef is great with their speedy deliveries with such high end and high quality products. It's insane, my dog goes crazy over DoggyChef's meals and she is a picky eater!"

– Vishnu's mom

*Disclaimer: The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Pitch Deck

DOGGYCHEF
REINVENTING DOG FOOD
DOWNLOAD

Product & Service

Human Grade Food

Our food is prepared with love and only what we consider to be the best ingredients. Nothing processed, no additives or preservatives. If our team can't eat it, we don't ship it!

Customized Meals

Our weekly plans are specifically tailored for each dog. Each meal is pre-portioned. No guessing or measuring, just open and serve. Grain-free, gluten-free, and poultry-free options are available.

PROFILE MENU

Freshly Made and Delivered

Dogs love the food and dog owners love the convenience: they can choose a single meal, treats, or subscribe to a weekly plan for recurring deliveries once a week.

Revenue Model

Our revenue model lies in two main sources:

Individual items - one time revenue

Weekly subscription plans - recurring revenue

Selling Prices for Individual Items on the Menu

- Hamburger - $4.95 per serving (6oz)
- Chicken Broccoli - $5.15 per serving (6oz)
- Meatballs - $5.95 per serving (6oz)
- Meatloaf - $5.95 per serving (6oz)
- Fish & Chips - $6.75 per serving (6oz)
- Pasta Bolognese - $6.75 per serving (6oz)
- Carrot Muffins - $9.50 per serving (8 pieces)
- Basil Truffles - $10.50 per serving (8 pieces)
- Blueberry Cookies - $10.50 per serving (12 pieces)
- Birthday Cake - $35 per cake

Shipping and delivery costs are added on top of the above prices and paid by the clients.

All prices have been determined in accordance with cost and profitability analysis.

Selling Prices for Weekly Subscription Plans

- Meals only - dogs under 5 lbs - $39.90/week
- Meals only - dogs 6-10 lbs - $44.90/week
- Meals only - dogs 11-20 lbs - $54.90/week
- Meals only - dogs 21-30 lbs - $69.90/week
- Meals only - dogs 31-40 lbs - $79.90/week
- Meals only - dogs 41-50 lbs - $89.90/week
- Meals only - dogs over 50 lbs - upon request
- Meals & treats - dogs under 5 lbs - $47.30/week
- Meals & treats - dogs 6-10 lbs - $52.30/week
- Meals & treats - dogs 11-20 lbs - $62.30/week
- Meals & treats - dogs 21-30 lbs - $77.30/week
- Meals & treats - dogs 31-40 lbs - $87.30/week
- Meals & treats - dogs 41-50 lbs - $97.30/week
- Meals & treats - dogs over 50 lbs - upon request

Deliveries are made once a week.

Shipping and delivery costs are included in the above prices.

Clients receive a weekly shipment including 14 meals (two meals a day for seven days; one serving of treats depending on the type of plan).

Meals portions are tailor made according to the weight of each dog.

All prices have been determined in accordance with cost and profitability analysis.

Giving Back

Giving back is an essential part of the DoggyChef culture and we are proud to partner and support local shelters and rescue organizations by providing free treats for dogs in need. DoggyChef is proud to partner with Rescue City and Social Tees - and give a voice to dogs in need.

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☰ PROFILE MENU









DOGGY CHEF

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Media Mentions

FOX 5 NEW YORK

NEW YORK LIFESTYLES MAGAZINE

Team Story

We all want to give our best friends the finest quality, most delicious, healthy food available. But sometimes a busy schedule can get in the way. Our founders, Deborah and Tim, have been friends since childhood and are convinced that there is a better, more convenient way to give your dog the best. That's the spirit behind DoggyChef: fresh, hand made food for dogs, delivered to your doorstep.

Deborah and Tim started DoggyChef because they believed dogs deserve the best, healthiest food possible. They combined their love for dogs with their experience in the food industry to reinvent dog food and create a convenient, sustainable way for people to feed their pups.

Highlights
Overview
Product & Service
Team Story
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Data Room
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Meet the Founders

Deborah Goldberg
CEO & CO-FOUNDER

Deborah Goldberg is the CEO and Co-Founder of DoggyChef. Prior to DoggyChef, she was the founder of D Productions (Israel), an event planning company. She moved to Paris and joined sharingbox – a startup specializing in photo booth rentals in 19 countries – where she was the manager for private events. Deborah's interest in food and nutrition grew and after moving to New York, she studied at the Institute of Culinary Education where she earned her degree in culinary management. After this, Deborah realized her true calling was feeding her dog the most nutritious food possible and followed a Certified Pet Nutrition program from the Academy of Natural Health Sciences. A few months later, DoggyChef was born.

Deborah also holds a Masters Degree in communication sciences from the European Communication School in Brussels, Belgium and is ServSafe certified.

Tim Hirsch
CO-FOUNDER & ADVISOR

Tim Hirsch is the Co-Founder of DoggyChef, which he started with Deborah in 2016, and advises the business on all corporate matters. He is currently the Head of Legal at Collibra, a data governance software startup where he oversees all of the legal function. Prior to joining Collibra, Tim was a VP and Senior Counsel at MasterCard where he provided counsel to the Public-Private Partnership Group, and guided the negotiation of strategic partnerships with large NGOs and financial institutions. Prior to MasterCard, Tim was an attorney in private practice focusing on antitrust and IP and worked in New York, Paris, and Brussels. He holds a B.A. from Cambridge University and an LL.M from Cornell Law School.

PROFILE MENU

Key Team Members



Alexandra Goldberg
FINANCE & OPERATIONS MANAGER

Notable Advisors & Investors



Marc Elkiner
Advisor, External Advisor @DoggyChef Co-founder @sharingbox Ex VP Product Sales @Groupon

Product & Service
Q&A with Founder
Investor Perks
Market Landscape
Data Room
Updates
Overview
Team Story
Term Sheet
Financial Discussion
SeedInvest

Q&A with the Founder

Q: Could you provide an idea of your 'out-reachable' user base?

DoggyChef: Newsletter: 950+ subscribers, 31 newsletters sent since 4/1/16, average open rate of 27% (higher than industry average). Instagram: 4,227 followers (81% women, 19% men, location: NY), 527 publications. Facebook: 262 followers. Twitter: 143 followers.

Q: What was your January revenue?

DoggyChef: Our January revenue amounts to a little over $3,700 (after discounts and refunds). This represents an increase compared to December revenue and confirms the revenue-growing trend.

Q: Please detail all notable investors.

DoggyChef: Current ownership is solely the co-founders. No outside investors.

Q: Please detail any notable customers.

DoggyChef: Instagram famous dogs JAXNYCDOG and TED_GRAM have been loyal customers since our launch. JAXNYCDOG and TED_GRAM have more than 25K and 11.9K followers, respectively.

Q: Could you detail any intellectual property?

DoggyChef: Registered "DOGGYCHEF" trademark with USPTO.

Q: Please list any debt instruments (other than convertible notes) and the terms associated with these instruments.

DoggyChef: DoggyChef has no debt towards any exterior institution or investor.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $750,000	US $750,000
Minimum investment	$20,000	US $500
Target minimum	US $100,000	US $100,000
Closing Amount	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $100,000 under the Combined Offerings (the "Closing Amount") by its campaign end date, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D ("the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $100,000 under the Combined Offerings (the "Closing Amount") by its campaign end date, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

PROFILE MENU

If Minimum Amount Is Raised



- Marketing
- Kitchen Team (Chefs & ...
- Management & Intern C...
- Occupancy Expenses
- Product Development
- Unspecified

If Maximum Amount Is Raised



- Marketing
- Kitchen Team (Chefs & ...
- Management & Intern C...
- Occupancy Expenses
- Product Development

Investor Perks

Invest $1,500: 2-week free subscription - Meals Only ($79.80 - $179.80 value depending on your dog's weight)

Invest $2,500: 4-week free subscription - Meals Only ($159.60 - $359.60 value depending on your dog's weight)

Invest $5,000: 4-week free subscription - Meals + Treats ($189.20 - $389.20 value depending on your dog's weight)

Invest $7,500: 6-week free subscription - Meals Only ($239.40 - $539.40 value depending on your dog's weight)

Invest $10,000: 6-week free subscription - Meals + Treats ($283.80 - $583.80 value depending on your dog's weight)

Invest $15,000: 10% lifetime discount on any type of weekly subscription plan

Invest $20,000: 15% lifetime discount on any type of weekly subscription plan

Invest $25,000: 20% lifetime discount on any type of weekly subscription plan

Invest $50,000: 25% lifetime discount on any type of weekly subscription plan

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Financial Statements

Our financial statements can be found at Exhibit B to the Form C of which this Offering Memorandum forms a part. DoggyChef, Inc. was formed in January 2016. DoggyChef has been in operation since 2016.

In the following paragraphs, we include a discussion of our financials, which have been reviewed by a US accountant (Independent Accountant's Review Report dated February 22, 2017).

Financial condition

DoggyChef, Inc. began operations in January 2016. DoggyChef began generating revenue in 2016. We are a development stage company and are dependent on additional financing, including this offering, in order to have the funds to develop our products and services. To date, the company has not commenced full scale operations nor generated significant operating revenue.

Results of Operations

The company Independent Accountant's Review Report provides that the company's financials were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

For the year ended December 31, 2016, we recorded net revenues of $15,841. To determine the company's gross profits, the costs of net revenue, which include credit card merchant accounts, are deducted. For the ye... which primarily consists of acquisition of inventory, totaled $13,676, for a gross profit of $2,165.

The company's operating expenses consist of sales and marketing, general and administrative, and research and development. For the year ended December 31, 2016, the company's total operating expenses were $37,...

As a result of the foregoing, our net losses for 2016 were $35,137.

Liquidity and Capital Resources

As of December 31, 2016, the company had approximately $4,888 in its checking account and total assets of $5,269.

The continuation of the company's business is dependent upon raising adequate additional financial support, which includes raising additional capital through our fundraising campaign, incurring additional debt through a financial institution, or the sale or merger of the company.

We anticipate that the offering of securities under Regulation CF will expand the company's available cash resources. At the current average burn rate of approximately $3,204 per month, the company will have a runaway of approximately 31.2 months.

We have not committed to make any capital expenditures, and in the event we do not raise sufficient funds from this offering, we will defer the capital expenditures we have planned.

Recent Trends; Operations since Date of Financial Statements

As of December 31, 2016, the company estimates that it had generated $15,841 in net revenues with a cost of net revenues of $13,676, for a estimated gross profit of $2,165. These figures are the current estimates of management and may change upon later review or audit.

Indebtedness

We currently have no indebtedness.

Recent offerings of securities

At the time of our organization, we issued 85% of the Common Stock to Deborah Goldberg and 15% of the Common Stock to Timothy Hirsch in reliance on Section 4(a) (2) under the Securities Act, for a nominal amount. We have not made any other issuance of securities.

Valuation

We have not undertaken any efforts to produce a valuation of the company.

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

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⚡ Updates   ✉ SeedInvest

Market Landscape

DoggyChef sits at the intersection of two high growth segments within the pet market: premium food and e-commerce, which are the highest growth channels within the pet industry. Within a market where the perception of dogs has completely changed and where people spend more and more money on their dog's well being, the pet food market in the US is worth $24.6 billion annually. The market for dog food alone is projected to reach $23 billion by 2021.

DoggyChef's website was launched 11 months ago in NYC. In New York, the pet-related industry, which includes pet care, pet shops, and veterinarians, has experienced some of the fastest growth rates of any industry nationwide. There are approximately one million pets in New York.

Target Market

US Market segmentation:

- Age 45 to 64 = biggest spenders on their pets
- Married couples without children spend 30% more than the average
- Married couples with adult children spend 45% more than the average
- Half of all households with an income between $75,000 and $100,000 own a dog

New York City:

- 1,000,000 pets
- Highest dog population: Upper West Side – Upper East Side - Williamsburg
- Ownership rate = 1 dog/3 households
- Dog owners in NYC have higher incomes than the national average and spend more money on dog food
- Pet industry has experienced one of the fastest growth rates of any industry in NYC

Target market:

- NYC married couples without children who have a dog (income $75,000+)
- NYC married couples with adult children or no children at home who have a dog (income $75,000+)

However, income level is not the determining factor, leading to a bigger target market scope:

- 95% of US pet owners consider their pets as a family member
- Pet owners moving from expectations of "high quality pet food" to "humanized pet food", i.e. addressing the same health concerns influencing human food production (e.g. unnatural preservatives, genetically modified ingredients)
- If on a strict budget, > 55% of US pet owners would be willing to give up chocolate in order for their pet to have high quality food and 43% of US pet owners with a Netflix subscription would be willing to trade it for the same

Key Differentiating Elements

- No bulk, ever
- Higher quality, pre-portioned, easy to use product

PROFILE MENU

- No measuring - no scooping
- No more cleaning - dogs can eat from our serving bowls
- Both individual items and subscription plans
- Strong partnerships in place with dog service providers
- Strong branding
- Recipes reviewed by a certified dog nutritionist and balanced with vitamins and supplements
- Nothing processed, no additives or preservatives
- Fresh food that smells good – no vacuum packing
- Each meal is inspired by a classic recipe – the dog owner can relate to what his/her dog will eat for dinner
- Special offers (Valentine's Day, Thanksgiving, Christmas, etc.)

Risks and Disclosures

We have not yet established an extensive operating history. We first organized in January 2016 and have not commenced full scale operations nor generated significant operating revenue. Since then we have worked to enlarge our customer base, engage new partners, and refine our services. There is no guarantee that we will be able to maintain and grow our customer base and partnerships. Should we not be able to grow, our financial results and operations may be negatively impacted.

Our financial review includes a "going concern" note. Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time

We are targeting a new and unproven segment within the dog food delivery service market. Targeting a new and unproven segment introduces unknowns, such as customer adoption. We will only succeed (and you will only make money) if there is sufficient demand for this service, people think it is a better option than the competition and DoggyChef has priced the services at a level that allows the company to make a profit and still attract business.

We depend on a small, unpaid management team. We depend on the skill and experience of Deborah Goldberg and Timothy Hirsch. Though our management team has a passion for DoggyChef and has equity interests in the company, Deborah Goldberg and Timothy Hirsch are not paid employees. If we are not able to call upon Deborah Goldberg or Timothy Hirsch for any reason, our operations and development could be harmed.

We are controlled by our officers and directors. Our President and CEO, Deborah Goldberg, who currently holds 82.8% of our Common Stock, and at the conclusion of this offering will continue to hold 82.8% of the company's Common Stock. After the offering our founders, Deborah Goldberg and Timothy Hirsch, will get to determine the majority of the Board of Directors. There will be limited oversight, and limited ability for additional parties to act as checks and balance. Investors in this offering will not have limited ability to control a vote.

The company will likely need more money. The company might not sell enough Preferred Shares to meet its operating needs and fulfil its plans, in which case it may cease operating, which could lead to the total loss of your investment. Even if it sells all the Preferred Shares it's offering now, it will probably need to raise more funds in the future, and if it can't get them, the business could fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the company being valued less, because later investors might get better terms and the issuance of additional shares may dilute your proportional ownership.

We will need more people to join our company.

We will need additional executive officers and people with the skills necessary to ensure we create and sell a premium product. The people we bring on should come with specialized skills that bring value to the company. There are no guarantees that we will be able to find the right people for the job.

We have a number of competitors more established than we are.

There are other companies providing services similar to ours. Some of these companies are large established companies with resources far superior to ours. Accordingly, they may be able to attract customers and clients faster than we can.

You will have limited rights. Investors who invest less than $20,000 in this offering will be considered non-major purchasers under the terms of the purchase agreement that they will execute and will not be granted participation rights in future offerings or inspection rights, and will receive more limited information than Major Purchasers.

We still need to create the Series Seed Preferred Shares. Though we are selling Series Seed Preferred Shares in this offering, we have yet to authorize those shares and will need to take several corporate actions in order to do so, including amending our Certificate of Incorporation. This will need to be completed prior to any closing.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

The purchase agreement contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing Preferred Shares in this offering, you agree to be bound by the dispute resolution and class action waiver provisions found in Sections 8.11 and 8.12 of the purchase agreement. Those provisions apply to claims regarding this offering. Any debate about the terms of the Series Seed Preferred Shares will be governed by New York corporate law. Under those provisions, disputes under the purchase agreement will be resolved in arbitration conducted in New York. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Highlights
Overview
Product & Service
Team Story
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Data Room
Updates
SeedInvest

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

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DoggyChef Deal Updates

March 7

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